Exhibit (d)(3)
FINISAR CORPORATION
RESTRICTED STOCK UNIT ISSUANCE AGREEMENT
RECITALS
          A. The Board has adopted the Plan for the purpose of providing incentives to attract, retain and reward eligible persons who provide services to the Company and its parent or subsidiary corporations.
          B. Participant is granted an award of restricted stock units in connection with the replacement of certain options under the Corporation’s Offer to Replace Eligible Options dated December 17, 2007.
          C. All capitalized terms in this Agreement shall have the meaning assigned to them in the attached Appendix A.
NOW, THEREFORE, the Company hereby awards Restricted Stock Units to Participant upon the following terms and conditions:
          1. Grant of Restricted Stock Units. The Company hereby awards to Participant, as of the Award Date, Restricted Stock Units under the Plan. Each Restricted Stock Unit represents the right to receive one share of Common Stock. The number of shares of Common Stock subject to the awarded Restricted Stock Units, the applicable vesting schedule for those shares, the dates on which those vested shares shall become issuable to Participant and the remaining terms and conditions governing the award (the “Award”) shall be as set forth in this Agreement.
AWARD SUMMARY

Participant:

Award Date:	, 200___

Number of Shares Subject to Award:	shares of Common Stock (the “Shares”)

Vesting Schedule:	Participant shall be fully vested in the Shares.

Issuance Schedule	The Shares shall be issued on January 6, 2009 or as soon thereafter as administratively practicable, but in no event later than the later of (i) the close of the calendar year in which that Share vests or (ii) the fifteenth day of the third calendar month following such vesting date (the “Issuance Date”). The Company shall collect the applicable Withholding Taxes with respect to the issued Shares pursuant to the procedures set forth in Paragraph 5 of this Agreement.

          2. Limited Transferability. Prior to actual receipt of the Shares hereunder, Participant may not transfer any interest in the Award or the underlying Shares.
          3. Stockholder Rights. The holder of this Award shall not have any stockholder rights, including voting, dividend or liquidation rights, with respect to the Shares subject to the Award until Participant becomes the record holder of those Shares following their actual issuance after the Company’s collection of the applicable Withholding Taxes.
          4. Adjustment in Shares. In the event of any stock split, stock dividend, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, appropriate adjustments shall be made by the Administrator to the total number and/or class of securities issuable pursuant to this Award.
          5. Issuance of Shares of Common Stock. On the applicable Issuance Date under Paragraph 1, the Company shall issue to or on behalf of Participant a certificate (which may be in electronic form) for the Shares to be issued on that date. The Company shall collect the Withholding Taxes with respect to the Shares through an automatic Share withholding procedure pursuant to which the Company will withhold a portion of those Shares with a Fair Market Value (measured as of the issuance date) equal to the amount of such Withholding Taxes; provided, however, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy the Company’s required tax withholding obligations using the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to supplemental taxable income.
          6. Compliance with Laws and Regulations. The issuance of shares of Common Stock pursuant to the Award shall be subject to compliance by the Company and Participant with all applicable requirements of federal, state and foreign law.
          7. Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to Participant at the address on the Company’s records or shall be delivered electronically to Participant through the Company’s electronic mail system. All notices shall be deemed effective upon personal delivery or delivery through the Company’s electronic mail system or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.
          8. Successors and Assigns. Except to the extent otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and Participant, Participant’s assigns, and the legal representatives, heirs and legatees of Participant’s estate.
          9. Construction. This Agreement and the Award evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the terms of the Plan. All decisions of the Administrator with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in the Award.
          10. Governing Law. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of California without resort to that State’s conflict-of-laws rules.
          11. Employment at Will. Nothing in this Agreement or in the Plan shall confer upon Participant any right to remain in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any parent or subsidiary employing or retaining Participant) or of Participant, which rights are hereby expressly reserved by each, to terminate Participant’s service at any time for any reason, with or without Cause.
          IN WITNESS WHEREOF, Finisar Corporation has caused this Agreement to be executed on its behalf by its duly-authorized officer on the day and year first indicated above.

FINISAR CORPORATION
By:	_____________________________

Title:	_____________________________

APPENDIX A
DEFINITIONS
          The following definitions shall be in effect under the Agreement:
          A. Administrator shall mean the Board or the committee appointed by the Board to administer the Plan.
          B. Agreement shall mean this Restricted Stock Unit Issuance Agreement.
          C. Award shall mean the award of restricted stock units made to Participant pursuant to the terms of this Agreement.
          D. Award Date shall mean the date the restricted stock units are awarded to Participant pursuant to the Agreement and shall be the date indicated in Paragraph 1 of the Agreement.
          E. Board shall mean the Company’s Board of Directors.
          F. Common Stock shall mean shares of the Company’s common stock.
          G. Company shall mean Finisar Corporation, a Delaware corporation, and any successor corporation thereto.
          H. Fair Market Value per share of Common Stock on any relevant date shall be the closing price per share of Common Stock as quoted on the Nasdaq Global Select Market on the date of determination (or, if no closing price was reported on that date on the last trading date (or such other appropriate day as determined by the Administrator) such closing price was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable.
          I. Participant shall mean the person to whom the Award is made pursuant to the Agreement.
          J. Plan shall mean Finisar Corporation 2005 Stock Incentive Plan, as amended and restated from time to time.
          K. Withholding Taxes shall mean the federal, state, foreign and local income and employment taxes and other amounts required to be withheld by the Company in connection with the issuance of the shares of Common Stock under the Award.

A-1